SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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February 23, 2023

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WeRide Inc.

(CIK Number: 0001867729)

Confidential Submission of the Draft Registration Statement on Form F-1

To whom it may concern,

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) and certain exhibit relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The ADSs are expected to be listed on the New York Stock Exchange or the Nasdaq Stock Market. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

February 23, 2023

The Company respectfully advises the Commission that the disclosure in this Draft Registration Statement addresses the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), to the extent applicable.

Financial Statements

In this submission, the Company has included in the Draft Registration Statement (i) its audited consolidated financial statements as of January 1, 2020, December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021, and (ii) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and 2022, both of which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company intends to include the audited consolidated financial statements as of and for the year ended December 31, 2022 in a subsequent submission or filing with the Commission when they become available, in any case no later than the first public filing of the Draft Registration Statement.

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of the Draft Registration Statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its Draft Registration Statement.

*    *    *

Draft Registration Statement

Securities and Exchange Commission

February 23, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Mr. Tony Xu Han, Chief Executive Officer, WeRide Inc.

Ms. Jennifer Xuan Li, Vice President of Finance, WeRide Inc.

Mr. Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Benjamin Su, Esq., Partner, Latham & Watkins LLP

Mr. Allen Lu, Partner, KPMG Huazhen LLP